UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ANEW MEDICAL INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03465E108

(CUSIP Number)

June 21, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03465E108	SCHEDULE 13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Chardan Capital Markets LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,006,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,006,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 1,500,000 shares of the Issuer’s common stock (the “Common Stock”) assigned to Chardan Capital Markets LLC (“CCM”) by Dr. Joseph Sinkule, the Issuer’s Chief Executive Officer, as partial payment of an investment banking fee due to CCM in connection with the Issuer’s initial business combination, which was consummated on June 18, 2024, (ii) 115,000 shares of Common Stock issued to CCM upon conversion of the Private Units, (iii) 11,500 shares of Common Stock issued to CCM upon conversion of the rights included in the Private Units, (iv) 345,000 shares of Common Stock included in the unit issuable upon exercise of the unit purchase option (the “Unit Purchase Option”) held by CCM, and (v) 34,500 shares of Common Stock underlying the right included in the unit issuable upon the exercise of the Unit Purchase Option. Excludes (i) 115,000 shares of Common Stock issuable upon exercise of the warrant (the “Private Warrants”) held by CCM and (ii) 345,000 shares of Common Stock issuable upon exercise of the warrant (the “UPO Warrants”) included in the unit issuable upon exercise of Unit Purchase Option. The Private Warrants are currently exercisable for a total of 115,000 shares of Common Stock and the UPO Warrants are exercisable for a total of 345,000 shares of Common Stock, but each contains provisions preventing their exercise to the extent that such exercise would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Common Stock. The amounts reported in rows 5, 7 and 9 herein exclude the number of shares of Common Stock that issuable upon exercise of the Private Warrants and the UPO Warrants, giving effect to these blocking provisions, because the number of Common Stock held by CCM and the number of Common Stock issuable upon exercise of the Unit Purchase Option are greater than 9.99% of the Common Stock. The Issuer issued 115,000 private units (the “Private Units”) to CCM in a private placement that closed concurrently with the Issuer’s initial public offering on April 4, 2022 (including exercise of the underwriter’s over-allotment option). Each Private Unit consists of one share of Common Stock, one redeemable warrant to purchase one share of Common Stock at an exercise price of $11.50 per share and one right entitling the holder to receive one-tenth (1/10) of a share of Common Stock upon consummation of the Issuer’s initial business combination. The units issuable upon exercise of the Unit Purchase Option are identical to the Private Units.

(2)	Percentage ownership is calculated based on (i) 15,130,393 shares of Common Stock outstanding as of June 18, 2024, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2024, plus (ii) (a) 345,000 shares of Common Stock included in the unit issuable upon exercise of the Unit Purchase Option, (b) 34,500 shares of Common Stock underlying the right included in the unit issuable upon the exercise of the Unit Purchase Option, in each case which are convertible within 60 days of this Statement.

CUSIP No. 03465E108	SCHEDULE 13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Chardan Securities LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,006,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,006,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 1,500,000 shares of the Issuer’s Common Stock assigned to CCM by Dr. Joseph Sinkule, the Issuer’s Chief Executive Officer, as partial payment of an investment banking fee due to CCM in connection with the Issuer’s initial business combination, which was consummated on June 18, 2024, (ii) 115,000 shares of Common Stock issued to CCM upon conversion of the Private Units, (iii) 11,500 shares of Common Stock issued to CCM upon conversion of the rights included in the Private Units, (iv) 345,000 shares of Common Stock included in the unit issuable upon exercise of the Unit Purchase Option held by CCM, and (v) 34,500 shares of Common Stock underlying the right included in the unit issuable upon the exercise of the Unit Purchase Option. Excludes (i) 115,000 shares of Common Stock issuable upon exercise of the Private Warrants held by CCM and (ii) 345,000 shares of Common Stock issuable upon exercise of the UPO Warrants included in the unit issuable upon exercise of Unit Purchase Option. The Private Warrants are currently exercisable for a total of 115,000 shares of Common Stock and the UPO Warrants are exercisable for a total of 345,000 shares of Common Stock, but each contains provisions preventing their exercise to the extent that such exercise would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Common Stock. The amounts reported in rows 5, 7 and 9 herein exclude the number of shares of Common Stock that issuable upon exercise of the Private Warrants and the UPO Warrants, giving effect to these blocking provisions, because the number of Common Stock held by CCM and the number of Common Stock issuable upon exercise of the Unit Purchase Option are greater than 9.99% of the Common Stock. The Issuer issued 115,000 Private Units to CCM in a private placement that closed concurrently with the Issuer’s initial public offering on April 4, 2022 (including exercise of the underwriter’s over-allotment option). Each Private Unit consists of one share of Common Stock, one redeemable warrant to purchase one share of Common Stock at an exercise price of $11.50 per share and one right entitling the holder to receive one-tenth (1/10) of a share of Common Stock upon consummation of the Issuer’s initial business combination. The units issuable upon exercise of the Unit Purchase Option are identical to the Private Units.

(2)	Percentage ownership is calculated based on (i) 15,130,393 shares of Common Stock outstanding as of June 18, 2024, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2024, plus (ii) (a) 345,000 shares of Common Stock included in the unit issuable upon exercise of the Unit Purchase Option, (b) 34,500 shares of Common Stock underlying the right included in the unit issuable upon the exercise of the Unit Purchase Option, in each case which are convertible within 60 days of this Statement.

CUSIP No. 03465E108	SCHEDULE 13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Jonas Grossman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,006,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,006,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 1,500,000 shares of the Issuer’s Common Stock assigned to CCM by Dr. Joseph Sinkule, the Issuer’s Chief Executive Officer, as partial payment of an investment banking fee due to CCM in connection with the Issuer’s initial business combination, which was consummated on June 18, 2024, (ii) 115,000 shares of Common Stock issued to CCM upon conversion of the Private Units, (iii) 11,500 shares of Common Stock issued to CCM upon conversion of the rights included in the Private Units, (iv) 345,000 shares of Common Stock included in the unit issuable upon exercise of the Unit Purchase Option held by CCM, and (v) 34,500 shares of Common Stock underlying the right included in the unit issuable upon the exercise of the Unit Purchase Option. Excludes (i) 115,000 shares of Common Stock issuable upon exercise of the Private Warrants held by CCM and (ii) 345,000 shares of Common Stock issuable upon exercise of the UPO Warrants included in the unit issuable upon exercise of Unit Purchase Option. The Private Warrants are currently exercisable for a total of 115,000 shares of Common Stock and the UPO Warrants are exercisable for a total of 345,000 shares of Common Stock, but each contains provisions preventing their exercise to the extent that such exercise would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Common Stock. The amounts reported in rows 5, 7 and 9 herein exclude the number of shares of Common Stock that issuable upon exercise of the Private Warrants and the UPO Warrants, giving effect to these blocking provisions, because the number of Common Stock held by CCM and the number of Common Stock issuable upon exercise of the Unit Purchase Option are greater than 9.99% of the Common Stock. The Issuer issued 115,000 Private Units to CCM in a private placement that closed concurrently with the Issuer’s initial public offering on April 4, 2022 (including exercise of the underwriter’s over-allotment option). Each Private Unit consists of one share of Common Stock, one redeemable warrant to purchase one share of Common Stock at an exercise price of $11.50 per share and one right entitling the holder to receive one-tenth (1/10) of a share of Common Stock upon consummation of the Issuer’s initial business combination. The units issuable upon exercise of the Unit Purchase Option are identical to the Private Units.

(2)	Percentage ownership is calculated based on (i) 15,130,393 shares of Common Stock outstanding as of June 18, 2024, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2024, plus (ii) (a) 345,000 shares of Common Stock included in the unit issuable upon exercise of the Unit Purchase Option, (b) 34,500 shares of Common Stock underlying the right included in the unit issuable upon the exercise of the Unit Purchase Option, in each case which are convertible within 60 days of this Statement.

CUSIP No. 03465E108	SCHEDULE 13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Steven Urbach
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,006,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,006,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 1,500,000 shares of the Issuer’s Common Stock assigned to CCM by Dr. Joseph Sinkule, the Issuer’s Chief Executive Officer, as partial payment of an investment banking fee due to CCM in connection with the Issuer’s initial business combination, which was consummated on June 18, 2024, (ii) 115,000 shares of Common Stock issued to CCM upon conversion of the Private Units, (iii) 11,500 shares of Common Stock issued to CCM upon conversion of the rights included in the Private Units, (iv) 345,000 shares of Common Stock included in the unit issuable upon exercise of the Unit Purchase Option held by CCM, and (v) 34,500 shares of Common Stock underlying the right included in the unit issuable upon the exercise of the Unit Purchase Option. Excludes (i) 115,000 shares of Common Stock issuable upon exercise of the Private Warrants held by CCM and (ii) 345,000 shares of Common Stock issuable upon exercise of the UPO Warrants included in the unit issuable upon exercise of Unit Purchase Option. The Private Warrants are currently exercisable for a total of 115,000 shares of Common Stock and the UPO Warrants are exercisable for a total of 345,000 shares of Common Stock, but each contains provisions preventing their exercise to the extent that such exercise would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Common Stock. The amounts reported in rows 5, 7 and 9 herein exclude the number of shares of Common Stock that issuable upon exercise of the Private Warrants and the UPO Warrants, giving effect to these blocking provisions, because the number of Common Stock held by CCM and the number of Common Stock issuable upon exercise of the Unit Purchase Option are greater than 9.99% of the Common Stock. The Issuer issued 115,000 Private Units to CCM in a private placement that closed concurrently with the Issuer’s initial public offering on April 4, 2022 (including exercise of the underwriter’s over-allotment option). Each Private Unit consists of one share of Common Stock, one redeemable warrant to purchase one share of Common Stock at an exercise price of $11.50 per share and one right entitling the holder to receive one-tenth (1/10) of a share of Common Stock upon consummation of the Issuer’s initial business combination. The units issuable upon exercise of the Unit Purchase Option are identical to the Private Units.

(2)	Percentage ownership is calculated based on (i) 15,130,393 shares of Common Stock outstanding as of June 18, 2024, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2024, plus (ii) (a) 345,000 shares of Common Stock included in the unit issuable upon exercise of the Unit Purchase Option, (b) 34,500 shares of Common Stock underlying the right included in the unit issuable upon the exercise of the Unit Purchase Option, in each case which are convertible within 60 days of this Statement.

CUSIP No. 03465E108	SCHEDULE 13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS Kerry Propper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,006,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,006,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 1,500,000 shares of the Issuer’s Common Stock assigned to CCM by Dr. Joseph Sinkule, the Issuer’s Chief Executive Officer, as partial payment of an investment banking fee due to CCM in connection with the Issuer’s initial business combination, which was consummated on June 18, 2024, (ii) 115,000 shares of Common Stock issued to CCM upon conversion of the Private Units, (iii) 11,500 shares of Common Stock issued to CCM upon conversion of the rights included in the Private Units, (iv) 345,000 shares of Common Stock included in the unit issuable upon exercise of the Unit Purchase Option held by CCM, and (v) 34,500 shares of Common Stock underlying the right included in the unit issuable upon the exercise of the Unit Purchase Option. Excludes (i) 115,000 shares of Common Stock issuable upon exercise of the Private Warrants held by CCM and (ii) 345,000 shares of Common Stock issuable upon exercise of the UPO Warrants included in the unit issuable upon exercise of Unit Purchase Option. The Private Warrants are currently exercisable for a total of 115,000 shares of Common Stock and the UPO Warrants are exercisable for a total of 345,000 shares of Common Stock, but each contains provisions preventing their exercise to the extent that such exercise would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Common Stock. The amounts reported in rows 5, 7 and 9 herein exclude the number of shares of Common Stock that issuable upon exercise of the Private Warrants and the UPO Warrants, giving effect to these blocking provisions, because the number of Common Stock held by CCM and the number of Common Stock issuable upon exercise of the Unit Purchase Option are greater than 9.99% of the Common Stock. The Issuer issued 115,000 Private Units to CCM in a private placement that closed concurrently with the Issuer’s initial public offering on April 4, 2022 (including exercise of the underwriter’s over-allotment option). Each Private Unit consists of one share of Common Stock, one redeemable warrant to purchase one share of Common Stock at an exercise price of $11.50 per share and one right entitling the holder to receive one-tenth (1/10) of a share of Common Stock upon consummation of the Issuer’s initial business combination. The units issuable upon exercise of the Unit Purchase Option are identical to the Private Units.

(2)	Percentage ownership is calculated based on (i) 15,130,393 shares of Common Stock outstanding as of June 18, 2024, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2024, plus (ii) (a) 345,000 shares of Common Stock included in the unit issuable upon exercise of the Unit Purchase Option, (b) 34,500 shares of Common Stock underlying the right included in the unit issuable upon the exercise of the Unit Purchase Option, in each case which are convertible within 60 days of this Statement.

CUSIP No. 03465E108	SCHEDULE 13G	Page 7 of 10 Pages

Item 1.	Issuer

(a)	Name of Issuer:

ANEW MEDICAL, INC. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

13576 Walnut Street

Omaha, NE 68144

Item 2.	Filing Person

(a) - (c)	Name of Persons Filing; Address; Citizenship:

This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Chardan Capital Markets LLC, a New York limited liability company (“CCM”);

(ii)	Chardan Securities LLC, a New York limited liability company (“Chardan Securities”)

(iii)	Mr. Jonas Grossman (“Mr. Grossman”), a citizen of the United States of America, a member of Chardan Securities;

(iv)	Mr. Steven Urbach (“Mr. Urbach”), a citizen of the United States of America and a member of Chardan Securities; and

(v)	Mr. Kerry Propper (“Mr. Propper”), a citizen of the United States of America and a member of Chardan Securities.

The principal business address of Mr. Grossman is 1 East Putman Avenue, 4th Floor, Greenwich, CT 06830. The principal business address of each of CCM, Chardan Securities, Mr. Urbach and Mr. Propper is One Pennsylvania Plaza, Suite 4800, New York, NY 10119.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

03465E108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 03465E108	SCHEDULE 13G	Page 8 of 10 Pages

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned; Percent of class:

The shares reported in this Schedule 13G consist of (i) 1,500,000 shares of the Issuer’s Common Stock assigned to CCM by Dr. Joseph Sinkule, the Issuer’s Chief Executive Officer, as partial payment of an investment banking fee due to CCM in connection with the Issuer’s initial business combination, which was consummated on June 18, 2024, (ii) 115,000 shares of Common Stock issued to CCM upon conversion of the Private Units, (iii) 11,500 shares of Common Stock issued to CCM upon conversion of the rights included in the Private Units, (iv) 345,000 shares of Common Stock included in the unit issuable upon exercise of the Unit Purchase Option held by CCM, and (v) 34,500 shares of Common Stock underlying the right included in the unit issuable upon the exercise of the Unit Purchase Option, and excludes (i) 115,000 shares of Common Stock issuable upon exercise of the Private Warrants held by CCM and (ii) 345,000 shares of Common Stock issuable upon exercise of the UPO Warrants included in the unit issuable upon exercise of Unit Purchase Option. The Private Warrants are currently exercisable for a total of 115,000 shares of Common Stock and the UPO Warrants are exercisable for a total of 345,000 shares of Common Stock, but each contains provisions preventing their exercise to the extent that such exercise would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Common Stock. The amounts reported below exclude the number of shares of Common Stock that issuable upon exercise of the Private Warrants and the UPO Warrants, giving effect to these blocking provisions, because the number of Common Stock held by CCM and the number of Common Stock issuable upon exercise of the Unit Purchase Option are greater than 9.99% of the Common Stock. The Issuer issued 115,000 Private Units to CCM in a private placement that closed concurrently with the Issuer’s initial public offering on April 4, 2022 (including exercise of the underwriter’s over-allotment option). Each Private Unit consists of one share of Common Stock, one redeemable warrant to purchase one share of Common Stock at an exercise price of $11.50 per share and one right entitling the holder to receive one-tenth (1/10) of a share of Common Stock upon consummation of the Issuer’s initial business combination. The units issuable upon exercise of the Unit Purchase Option is identical to the Private Units. Chardan Securities, as the sole Class A Member and 99% owner of CCM, may be deemed to beneficially own the (i) shares of Common Stock, (ii) the shares of Common Stock issuable upon exercise of the Private Warrants, (iii) the shares of Common Stock included in the units issuable upon exercise of the Unit Purchase Option, and (iv) the shares of Common Stock issuable upon exercise of the UPO Warrants or conversion of the rights included in the units issuable upon exercise of the Unit Purchase Option, in each case, held directly by CCM, representing in the aggregate approximately 12.9% of the outstanding Common Stock. Each of Mr. Grossman, Mr. Urbach and Mr. Propper, as the members of Chardan Securities, may be deemed to beneficially own the (i) shares of Common Stock, (ii) the shares of Common Stock issuable upon exercise of the Private Warrants, (iii) the shares of Common Stock included in the units issuable upon exercise of the Unit Purchase Option, and (iv) the shares of Common Stock issuable upon exercise of the UPO Warrants or conversion of the rights included in the units issuable upon exercise of the Unit Purchase Option, in each case, held directly by CCM, representing in the aggregate approximately 12.9% of the outstanding Common Stock.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)

CCM	2,006,000	0	2,006,000	0
Chardan Securities	2,006,000	0	2,006,000	0
Mr. Grossman	2,006,000	0	2,006,000	0
Mr. Urbach	2,006,000	0	2,006,000	0
Mr. Propper	2,006,000	0	2,006,000	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

CUSIP No. 03465E108	SCHEDULE 13G	Page 9 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 03465E108	SCHEDULE 13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2024

Chardan Capital Markets LLC

By:	/s/ Steven Urbach
Name:	Steven Urbach
Title:	Manager

Chardan Securities LLC

By:	/s/ Steven Urbach
Name:	Steven Urbach
Title:	Manager

By:	/s/ Jonas Grossman
Name:	Jonas Grossman

By:	/s/ Steven Urbach
Name:	Steven Urbach

By:	/s/ Kerry Propper
Name:	Kerry Propper